Exhibit 3.1

AMENDMENTS

TO THE

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

SILVER SPIKE ACQUISITION CORP.

SILVER SPIKE ACQUISITION CORP.

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) amending Article 49.6(a) by deleting the following introduction of such sub-section:

“the Company does not consummate a Business Combination by 18 months after the closing of the IPO” and replacing it with the following:

“the Company does not consummate a Business Combination by July 10, 2021”; and

(b) amending Article 49.6(b) by deleting the words:

“within 18 months from the consummation of the IPO”

and replacing them with the words:

“by July 10, 2021”